SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. ______)*

SoundThinking, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

82536T 107

(CUSIP Number)

December 31, 2023

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 82536T 107	13G	Page 2 of 4 Pages

1.	Names of Reporting Persons Ralph A. Clark
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 651,360(1)
	6.	Shared Voting Power -0-
	7.	Sole Dispositive Power 651,360(1)
	8.	Shared Dispositive Power -0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 651,360(1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions) ☐
11.	Percent of Class Represented by Amount in Row 9 5.0%(2)
12.	Type of Reporting Person (see instructions) IN

(1)

Consists of: (i) 453,653 shares of common stock held directly by Mr. Clark; (ii) 191,541 shares of common stock issuable under outstanding stock options exercisable within 60 days of December 31, 2023; and (iii) 6,166 shares of common stock expected to settle pursuant to restricted stock units (“RSUs”) within 60 days of December 31, 2023.

(2)

Based on the denominator of (i) 12,761,448 shares of Issuer common stock outstanding on December 31, 2023 (ii) 191,541 shares of common stock issuable under outstanding stock options exercisable within 60 days of December 31, 2023 and (iii) 6,166 shares of common stock expected to settle pursuant to RSUs within 60 days of December 31, 2023. Items (ii) and (iii) are deemed outstanding for purposes of computing this percentage in accordance with Rule 13d-3(d) of the Securities Exchange Act of 1934, as amended.

CUSIP No. 82536T 107	13G	Page 3 of 4 Pages

Item 1(a).	Name of Issuer: SoundThinking, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

 39300 Civic Center Dr., Suite 300, Fremont, CA 94538

Item 2(a).	Name of Person Filing: Ralph A. Clark

Item 2(b).	Address of Principal Business Office or, if none, Residence: c/o SoundThinking, Inc., 39300 Civic Center Dr., Suite 300, Fremont, CA 94538

Item 2(c).	Citizenship: Unites States

Item 2(d).	Title of Class of Securities: Common Stock

Item 2(e).	CUSIP Number: 82536T 107

Item 3.	If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

 Not applicable

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount Beneficially Owned: 651,360

(b)	Percent of Class: 5.0%

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote 651,360

(ii)	Shared power to vote or to direct the vote -0-

(iii)	Sole power to dispose or to direct the disposition of 651,360

(iv)	Shared power to dispose or to direct the disposition of -0-

Item 5.	Ownership of 5 Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Page 3 of 4 pages

CUSIP No. 82536T 107	13G	Page 4 of 4 Pages

Item 9.	Notice of Dissolution of a Group

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 29, 2024
Date

/s/ Ralph A. Clark
Signature

Ralph A. Clark
Name/Title